UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  8)*

SMTC Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

832682207

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

1969 SW 17th St.

Boca Raton, FL 33486

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       December 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,806,912
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,806,912
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,806,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.10%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1

Based on 16,417,276 shares of common stock of SMTC Corporation outstanding on October 26, 2015, as reported in SMTC Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2015 filed with the Securities and Exchange Commission on October 28, 2015.

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,157,956
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,157,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,157,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.14%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,088,470
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,088,470
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.63%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 523,679[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 523,679[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,679[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.19%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,480[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,480[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,480[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 501,308
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 501,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 501,308
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 501,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Wolverine Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,019[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,019[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,019[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on February 4, 2009, as amended by amendments 1 through 7 (as amended, the “Schedule 13D”) relating to the common stock, par value $.01 per share (the “Common Stock”), of SMTC Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 635 Hood Road, Markham, Ontario, Canada L3R 4NR.  Except as specifically amended and supplemented by this Amendment No. 8, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

The Red Oak Institutional Founders Long Fund, LP, a Delaware limited partnership (“Red Oak Founders Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”);

Pinnacle Capital Partners, LLC, a Florida limited liability company (“Pinnacle Capital Partners”); and

Wolverine Trading LLC, an Illinois limited liability company (“Wolverine Trading”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Founders Fund, Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  In addition, Red Oak Partners has discretionary trading and voting authority over shares held in a separate managed account held by Wolverine Trading LLC (“Wolverine”).  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Founders Fund, Red Oak Long Fund, Red Oak Partners, Pinnacle Capital Partners, Pinnacle Fund and David Sandberg is 1969 SW 17th St., Boca Raton, FL 33486.  The principal office or business address of Wolverine Trading is 175 W. Jackson Blvd., Suite 200, Chicago, IL 60604.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 16,417,276 shares of common stock of SMTC Corporation outstanding on October 26, 2015, as reported in SMTC Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2015 filed with the Securities and Exchange Commission on October 28, 2015. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 2,157,956 shares of Common Stock, representing 13.14% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 1,088,470 shares of Common Stock held by Red Oak Fund, (ii) the 523,679 shares of Common Stock held by Red Oak Long Fund, (iii) the 36,480 shares of Common Stock held by Red Oak Founders Fund, (iv) the 501,308 shares of Common Stock held by Pinnacle Fund, and (v) the 8,019 shares of Common Stock held by Wolverine Trading.  Red Oak Partners has discretionary trading and voting authority over shares held by Wolverine.

Mr. Sandberg beneficially owns 2,806,912 shares of Common Stock, representing 17.10% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners, also may be deemed to beneficially own the 2,157,956 shares of Common Stock beneficially owned by Red Oak Partners through the Funds and Wolverine Trading.  Mr. Sandberg directly owns 648,956 share shares of Common Stock, representing 3.95% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 1,088,470 shares of Common Stock, representing 6.63% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 523,679 shares of Common Stock, representing 3.19% of all the outstanding shares of Common Stock.  Red Oak Founders Fund may be deemed to beneficially own 36,480 shares of Common Stock, representing 0.22% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 501,308 shares of Common Stock, representing 3.05% of all the outstanding shares of Common Stock.  Wolverine Trading may be deemed to beneficially own 8,019 shares of Common Stock, representing 0.05% of all the outstanding shares of Common Stock.

(b)

Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 648,956 shares of Common Stock held directly by Mr. Sandberg, (ii) the 1,088,470 shares of Common Stock held by Red Oak Fund,  (iii) the 36,480 shares of Common Stock held by Red Oak Founders Fund, (iv) the 523,679 shares of Common Stock held by Red Oak Long Fund, (v) the 501,308 shares of Common Stock held by Pinnacle Fund, and (vi) the 8,019 shares of Common Stock held by Wolverine Trading.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Name	Date	Buy/Sell	Quantity	Price
Wolverine Trading LLC	12/14/2015	Buy	5,651.00	1.475
Red Oak Institutional Founders Long Fund, L.P.	12/14/2015	Buy	25,706.00	1.475
Wolverine Trading LLC	12/16/2015	Buy	1,726.00	1.455
Red Oak Institutional Founders Long Fund, L.P.	12/16/2015	Buy	7,853.00	1.455
Wolverine Trading LLC	12/21/2015	Buy	642.00	1.449
Red Oak Institutional Founders Long Fund, L.P.	12/21/2015	Buy	2,921.00	1.449

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE CAPITAL PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

WOLVERINE TRADING LLC

By:

RED OAK PARTNERS, LLC,

its investment manager

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1